Rainchief Energy Inc.

March 31, 2011
(Expressed in Canadian Dollars)

Unaudited Interim Consolidated Financial Statements

Notice of No Auditor Review of Interim Consolidated Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim consolidated financial statements they must be accompanied by a notice indicating that the interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2011 have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity’s auditor.

“Paul E. Heney”
Paul E. Heney
Chairman and Chief Executive Officer

“Bradley J. Moynes”
Bradley J. Moynes
President

RAINCHIEF ENERGY INC.
Condensed Balance Sheets
Unaudited – prepared by management
(Expressed in Canadian Dollars)

	March 31, 2011	December 31, 2010	January 1, 2010
	$	$	$
ASSETS

CURRENT
Cash	110,959	177,222
GST Recoverable	16,901	13,204	13,843
Share Subscription Receivable	20,374	20,374

	148,234	204,815	13,843

Property and Equipment (Note 3)	1,608	333	441

	149,842	205,148	14,284

LIABILITIES

CURRENT
Bank Indebtedness	-	-	10,986
Accounts Payable and Accrued Liabilities	123,390	129,940	179,633
Due to Related Parties	-	-	91,810

	123,390	129,940	282,429

SHAREHOLDERS' DEFICIENCY

Share Capital (Note 4(b))	2,945,215	2,786,932	2,241,445
Share Subscription Advance (Note 4(b))	-	196,263	5,384
Share Based Payments Reserve	372,102	372,102	366,788
Accumulated Other Comprehensive Income		-	-
Deficit	(3,290,865)	(3,280,089)	(2,881,762)

	26,452	75,208	(268,145)

	149,842	205,148	14,284

Nature and Continuance of Operations (Note 1)

Approved on Behalf of the Board:

“Paul E. Heney”	“Bradley J. Moynes”
Paul E. Heney Chairman, Chief Executive Officer and Director	Bradley J. Moynes President and Director

The accompanying notes are an integral part of these interim financial statements

RAINCHIEF ENERGY INC.
Condensed Interim Statements of Operations, Comprehensive Loss and Deficit
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

	March 31,
	2011	2010
	$	$
EXPENSES

Accounting, Audit and Legal	13,941	13,144
Amortization	70	27
Consulting and Investor Relations Expense	61,600	(971)
Filing and Transfer Agent Fees	6,357	3,661
General and Administration	8,010	-
Interest and Bank Charges	228	18
Project Development Costs	14,046	-
Travel and Automobile	4,802	-

	109,054	15,879

LOSS BEFORE OTHER ITEMS	109,054	15,879

Foreign Exchange Gain (Loss)	942	(91)
Gain on return of shares (Note 4(b)(ii))	97,336	-

NET LOSS FOR THE PERIOD	10,776	15,970

Deficit, Beginning of the Period	3,280,089	2,881,762

DEFICIT, END OF THE PERIOD	3,290,865	2,897,550

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	37,253,427	2,789,441

BASIC AND DILUTED LOSS PER SHARE	0.00	0.01

The accompanying notes are an integral part of these interim financial statements

RAINCHIEF ENERGY INC.
Condensed Interim Statements of Changes in Equity
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

	Number of common shares	Share capital	Equity-based payments reserve	Share subscriptions received	Deficit	Total
Balance January 1, 2010	27,838,852	2,241,445	366,788	5,384	(2,881,762)	(268,145)
Net loss for period	-	-	-	-	(15,970)	(15,970)
Consolidation of the Company’s share capital in the ratio of 1 new share for 10 old shares	(25,044,944)	-	-	-	-	-
Balance March 31, 2010	2,793,908	2,241,445	366,788	5,384	(2,897,732)	(284,115)
Net loss for period	-	-	-	-	(382,357)	(382,357)
Adjustment in fair value of warrants issued	-	-	5,314	-	-	5,314
Share subscriptions received	-	-	-	196,263	-	196,263
Shares Issued for Cash, Net of Share Issue Costs	10,660,000	198,215	-	(5,384)	-	192,831
Shares Issued for Debt	15,130,000	152,600	-	-	-	152,600
Shares Issued for Exercise of Share Rights	5,000,000	101,386	-	-	-	101,386
Fair Value of Share Rights Exercised	-	13,286	-	-	-	13,286
Shares Issued for Acquisition of Subsidiary	4,000,000	80,000	-	-	-	80,000
Balance, December 31, 2010	37,583,908	2,786,932	372,102	196,263	(3,280,089)	75,208
Net loss for period	-	-	-	-	(10,776)	(10,776)
Shares Issued for Cash (Note 4(b)(i)	1,703,334	255,619	-	(196,263)	-	59,356
Shares Surrendered and Returned to Treasury (Note 4(b)(ii)	(4,500,000)	(97,336)	-	-	-	(97,336)
Balance March 31, 2011	34,787,242	2,945,215	372,102	-	(3,290,865)	26,452

The accompanying notes are an integral part of these interim financial statements

RAINCHIEF ENERGY INC.
Condensed Interim Statements of Cash Flows
Unaudited – prepared by management
 (Expressed in Canadian Dollars)

	March 31,
	2011	2010
	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES

Net Loss for the Period	(10,776)	(15,970)

Non-Cash Items
Amortization	70	27
Gain on return of shares (Note 4 (b)(ii))	(97,336)	-

Changes in Non-Cash Working Capital Accounts
GST Recoverable	(3,697)	(340)
Accounts Payable and Accrued Liabilities	(6,550)	21,368

	(108,042)	5,085
INVESTING ACTIVITIES
Fixed Assets acquired	1,345	-

FINANCING ACTIVITIES

Share Subscriptions Received	59,356	-
Advances from Related Parties	-	5,900

	59,356	28,323

INCREASE (DECREASE) IN CASH	60,278	33,408

Bank Indebtedness, Beginning of the Period	171,237	(10,986)

CASH (BANK INDEBTEDNESS), END OF THE PERIOD	110,959	22,422

SUPPLEMENTAL CASH FLOW INFORMATION
Interest Paid	-	176

The accompanying notes are an integral part of these interim financial statements

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Rainchief Energy Inc. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia, Canada.  The Company is engaged in the financing and development of photovoltaic solar energy projects in Europe. Prior to January 1, 2010, the Company had operations in oil and gas exploration, and wine and spirit distribution.

While these unaudited interim condensed financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption.  The Company continues to incur significant operating losses and has no current source of revenue.  As at March 31, 2011, the Company has a consolidated deficit of $3,290,865 and a working capital surplus of $24,844.

The Company’s ability to continue operations is uncertain and is dependent upon generating profitable operations, maintaining current financing obligations and/or obtaining new sources of financing. The outcome of these matters cannot be predicted at this time.  Although the Company has arranged private placements of units raising gross proceeds of $265,619 (US$255,500) in 2011 (Note 4(b)(i)) and has been successful in obtaining financing in the past, there is no assurance that the Company will be successful with future financing ventures in light of the current economic climate.

These unaudited interim condensed financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue operations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of Compliance

These interim condensed financial statements, including comparative figures have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).  They do not include all of the information required for full annual financial statements.

The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards effective January 1, 2010.  Disclosures concerning the transition from Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS are included in Note 17.

As these interim financial statements are the Company’s first financial statements prepared using IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS have been included in these financial statements for the comparative annual period but were not included in the Company’s most recent annual financial statements prepared in accordance with Canadian GAAP.

The interim financial statements have been prepared under the historical cost convention. The Company’s unaudited interim financial statements and explanatory notes were previously prepared in accordance with Canadian GAAP.  Canadian GAAP differs in some areas from IFRS and management has amended certain accounting and measurement methods previously applied under Canadian GAAP to comply with IFRS.

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The policies applied in these interim financial statements are based on IFRS policies as of June 2, 2011, the date the Board of Directors approved the statements.  Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ended December 31, 2011 could result in restatement of these interim financial statements, including the transition adjustments recognized on changeover to IFRS.

b)	Basis of presentation

The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries, Jaydoc Capital Corp. from the date of acquisition on December 22, 2010 and Rainchief Renewable-1 S.R.L.  All intercompany transactions and balances have been eliminated.

c)	Property and Equipment

Property and equipment are recorded at cost.  Amortization is calculated using the following methods and annual rates, except in the year of acquisition when one-half the rate is used:

Computer Equipment	30% Per Annum, Declining Balance Basis

Furniture and Equipment	20% Per Annum, Declining Balance Basis

d)	Project Development Costs

Projectdevelopment costs are expensed as incurred.

e)	Long-Lived Asset Impairment

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed based on the carrying amount of a long-lived asset compared to the sum of the future undiscounted cash flows expected to result from the use and the eventual disposal of the asset. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value

f)	Share Capital

The Company records proceeds from share issuances net of commissions and issuance costs.  Shares issued for other than cash consideration are valued at the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: (i) the date the shares are issued, and (ii) the date the agreement to issue the shares is reached.

g)	Stock-Based Compensation

Employee stock options and other types of stock-based compensation are accounted for using the fair value based method.  The Company estimates the fair value using the Black-Scholes option-pricing model. The fair value of an option is estimated on the date of grant and expensed over the vesting period.  The fair value of a broker’s warrant is determined on the date of grant and recorded as share issuance costs.

Consideration received on the exercise of stock options or broker’s warrants is recorded as share capital and the related contributed surplus amount is transferred to share capital.

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)	Loss Per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

i)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes, whereby future income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying amounts of assets and liabilities, and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which the differences are expected to reverse.   Future income tax assets, including the benefit of income tax losses available for carry-forward, are only recognized to the extent that it is more likely than not that the Company will realize those assets.

j)	Foreign Currency Translation

The Company’s reporting and functional currency is the Canadian dollar.  Transactions in foreign currencies are translated to Canadian dollars at the rates in effect on the transaction date.  Exchange gains or losses arising on translation or settlement of foreign currency denominated monetary items are charged to the statement of operations in the period they arise.

k)	Comprehensive Income

Comprehensive income is the change in net assets from transactions related to non-shareholder sources.  The Company presents gains and losses which would otherwise be recorded as part of net earnings in other comprehensive income until it is considered appropriate to recognize them into net earnings.

l)	Financial Instruments

The Company’s financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale assets or other financial liabilities.

Financial assets and liabilities held-for-trading are recorded at fair value with gains and losses recognized in net income.  Financial assets and liabilities held-to-maturity, loans and receivables, and other financial liabilities are recorded at amortized cost using the effective interest method.  Available-for-sale financial instruments are recorded at fair value with unrealized gains and losses recognized in other comprehensive income and reported in shareholders’ equity.

Cash are classified as held-for-trading and carried at their fair values.  Subscription receivable is classified as loan and receivable and carried at its amortized cost. Accounts payable and accrued liabilities and amounts due to related parties are classified as other financial liabilities and carried at their amortized cost.

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)	Use of Estimates

The preparation of financial statements requires management to make accounting estimates and assumptions requiring judgment in applying the Company’s accounting policies.  These estimates and assumptions may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of management estimates include the determination of the amortization period of property and equipment, the estimated amount of accrued liabilities, the realization of future income tax assets, the determination of the fair value of shares, share purchase warrants and share rights issued for debt, services and property.  Actual results could differ from those estimates.

NOTE 3 – PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
March 31, 2011
Computer Equipment	5,235	3,817	1,418
Furniture and Equipment	1,656	1,466	190

	6891	5,282	1,608

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
December 31, 2010
Computer Equipment	3,890	3,757	133
Furniture and Equipment	1,656	1,456	200

	5,546	5,213	333

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 4 – SHARE CAPITAL

a)	Authorized Capital

Unlimited number of common shares without par value.

b)	Issued and Outstanding Common Shares

	Number of Common Shares	Amount $

Balance, December 31, 2010	37,573,908	5,348,645

Shares issued for cash (Note (b)(i))	1,703,334	255,619

Shares returned to treasury (Note (b)(ii))	(4,500,000)	(97,336)

Balance, March 31, 2011	34,777,242	2,945,215

i)	Private Placements

On January 24, 2011, the Company completed a private placement of 1,300,001 shares at a price of US$0.15 per share, raising gross proceeds of $196,263 (US$195,000).  The proceeds were received as of December 31, 2010 and were recorded as share subscription advance in equity.

On March 14, 2011, the Company completed a private placement of 403,333 shares at a price of US$0.15 per share, raising gross proceeds of $59,747 (US$60,500).

ii)	Shares Surrendered and Returned to Treasury

On March 4, 2011, the Company entered into a Stock Surrender, Settlement and Voluntary Pooling Agreement with the vendors of Jaydoc, who agreed to surrender 50% of the common shares received for the sale of Jaydoc and 50% of the common shares received upon the exercise of share rights.

A total of 4,500,000 common shares were returned to the treasury of the Company as final settlement of deficiencies identified by the Company in certain representations arising out of the Jaydoc acquisition.  The Company recorded the book value of the shares surrendered in the amount of $97,336 as a recovery in the statement of operations upon settlement.

In connection to the settlement, the vendors agreed to hold in escrow the remaining 4,500,000 common shares received from the Jaydoc sale and the private placement. These shares will be released in 8 tranches of 562,500 shares (12.5% of the total number of shares) at 90-day intervals commencing on May 30, 2011.

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 4 – SHARE CAPITAL (Continued)

d)	Share Purchase Warrants

The Company has the following warrants outstanding which expire on various dates between June 30, 2014 and October 28, 2015:

	Number of Warrants	Weighted Average Exercise Price US$

Balance, December 31, 2010	10,980,000	0.05

Expired during the period	(50,000)	0.10

Balance, March 31, 2011	10,930,000	0.04

NOTE 5 – LEGAL CLAIM

In March 2009, the Company was served a Notice of Termination of the licensing agreement citing breach by the Company of a licensing agreement relating to the Company’s use of certain photographs belonging to the copyright owner. The total amount of claim against the Company was US$50,625 (C$53,607). The company recorded a contingent liability for this amount as at March 31, 2009.In December 2009 the copyright holder filed a claim in the Supreme Court of British Columbia in the amount of $60,750. As at December 31, 2009, the Company has recorded a provision of $60,750 for this contingent liability.

The outcome of the legal claim is uncertain, and management is of the opinion that the claim has no merit.

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 6 – RELATED PARTIES TRANSACTIONS

In addition to those transactions disclosed elsewhere in these consolidated financial statements, the Company had the following transactions with related parties for the periods ended March 31 2011 and 2010

Three months ended March 31,	2011	2010
	$	$

Consulting fees charged by an Officer of the Company	-	5,900
Management fees charged by a company controlled by a Director and Officer of the Company for management, administration, supervision and company development services	18,100	-

	18,100	5,900

All related party transactions were in the normal course of operations and were measured at the exchange value, which represented the fair value established and agreed to by the related parties.

NOTE 7 – GENERAL AND ADMINISTRATION

Three months ended March 31,	2011	2010

Office and Telephone	1,267	-
Office and Warehouse Rent	6,743	-

	8,010	-

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 8 – FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)	Fair Values

The carrying values of cash, bank indebtedness, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their fair value as at the balance sheet date.

b)	Liquidity Risk

Liquidity risk refers to the risk that an entity will encounter difficulty meeting obligations associated with financial liabilities.  The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations.  There can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Credit Risks

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations.  Management considers that risks related to credit are not significant to the Company at this time.

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Management considers that risks related to interest are not significant to the Company at this time.  Amounts owed from and to related parties are non-interest bearing.

e)	Foreign Exchange Risk

The Company operates in Canada and the United States and some of its material expenditures are payable in U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between the Canadian dollar and the U.S. dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at March 31, 2011, the Company had the following financial instruments in U.S. dollars:

US$

Cash	104,760

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 9 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its on-going operations and capital expenditures including investment in resource properties it has or may acquire.

The Company manages its share capital as capital, which as at March 31, 2011 totalled $2,945,215 (December 31, 2009 - $2,786,932).  At this time the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and resource properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

As at March 31, 2011 the Company had a working capital surplus of $24,844. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future.  There were no changes in the Company’s approach to capital management during the period ended March 31, 2011.

NOTE 10 – FIRST-TIME ADOPTION OF IFRS

As stated in Note 2(a), these are the Company’s first financial statements prepared in accordance with IFRSs, including the application of IFRS 1 First-Time Adoption of International Financial Reporting Standards (“IFRS 1”).  IFRS 1 sets forth guidance for the initial adoption of IFRS.  The Company is required to establish its IFRS accounting policies for 2011 and, in general apply these retrospectively unless a specific exemption is available to determine the IFRS opening balance sheet as at the transition date of January 1, 2010.  IFRS 1 also requires that comparative financial information be provided.

The IFRS accounting policies set out in Notes 2(b) through 2(m) have been applied in preparing the opening balance sheet at January 1, 2010 (date of transition to IFRS), March 31, 2010 and December 31, 2010 as well as the statements of operations and statements of cash flows for the three-month periods ended March 31, 2010 and March 31, 2011.  The accounting policies for 2011 include both IFRS in effect currently and those standards expected to be in effect as of December 31, 2011.

In accordance with IFRS 1, estimates cannot be created or revised using hindsight.  The estimates made by the company under previous Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy.

The transition to IFRS has resulted in the following financial statement presentation differences:

(i)
The Company’s statement of operations and comprehensive loss presents expenses by nature.  The most significant result of this change is the accumulation of general and administrative expenses which were previously presented separately on the statement of operations.

(ii)	The contributed surplus account on the balance sheet has been renamed share-based payments reserve to specifically reflect the transactions that gave rise to its existence.

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 10 – FIRST-TIME ADOPTION OF IFRS (Continued)

The following tables summarize the impact of the adoption of IFRS on the Company’s financial statements.

The January 1, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

	January 1, 2010
	Canadian GAAP	Effect of Transition to IFRS	IFRS
	$		$
ASSETS

CURRENT
HST/GST Recoverable	13,843	-	13,843

	13,843	-	13,843

Property and Equipment	441	-	441

	14,284	-	14,284

LIABILITIES

CURRENT
Bank Indebtedness	10,986	-	10,986
Accounts Payable and Accrued Liabilities	179,633	-	179,633
Due to Related Parties	91,810	-	91,810

	282,429	-	282,429

SHAREHOLDERS' EQUITY

Share Capital	2,241,445	-	2,241,445
Share Subscription Advance	5,384	-	5,384
Contributed Surplus	366,788	-	366,788
Accumulated Other Comprehensive Income	-	-	-
Deficit	(2,881,762)	-	(2,881,762)

	(268,145)	-	(268,145)

	14,284	-	14,284

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 10 – FIRST-TIME ADOPTION OF IFRS (Continued)

The March 31, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

	March 31, 2010
	Canadian GAAP	Effect of Transition to IFRS	IFRS
	$		$
ASSETS
CURRENT
Cash	22,422	-	22,422
GST Recoverable	14,183	-	14,183

	36,605	-	36,605

Property and Equipment	414	-	414

	37,019	-	37,019

LIABILITIES

CURRENT
Accounts Payable and Accrued Liabilities	201,001	-	201,001

	201,001	-	201,001

SHAREHOLDERS' DEFICIENCY

Share Capital	2,246,829	-	2,246,829
Share Subscription Advance	120,133	-	120,133
Contributed Surplus	366,788	-	366,788
Accumulated Other Comprehensive Income	-	-	-
Deficit	(2,897,732)	-	(2,897,732)

	(163,982)	-	(163,982)

	37,019	-	37,019

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 10 – FIRST-TIME ADOPTION OF IFRS (Continued)

The December 31, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

	December 31, 2010
	Canadian GAAP	Effect of Transition to IFRS	IFRS
	$		$
ASSETS

CURRENT
Cash	171,237	-	171,237
HST/GST Recoverable	13,204	-	13,204
Subscription Receivable	20,374	-	20,374

	204,815	-	204,815

Property and Equipment	333	-	333

	205,148	-	205,148

LIABILITIES

CURRENT
Accounts Payable and Accrued Liabilities	129,940	-	129,940

	129,940	-	129,940

SHAREHOLDERS' EQUITY

Share Capital	2,786,932	-	2,786,932
Share Subscription Advance	196,263	-	196,263
Contributed Surplus	372,102	-	372,102
Accumulated Other Comprehensive Income	-	-	-
Deficit	(3,280,089)	-	(3,280,089)

	75,208	-	75,208

	205,148	-	205,148

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 10 – FIRST-TIME ADOPTION OF IFRS (Continued)

The Statement of Operations, Comprehensive Loss and Deficit for the three-month period ended March 31, 2010, under Canadian GAAP has been reconciled to IFRS as follows:

	March 31, 2010
	Canadian GAAP $	Effect of Transition to IFRS	IFRS $
EXPENSES		-
		-
Accounting, Audit and Legal	13,144	-	13,144
Amortization	27	-	27
Consulting	(971)		(971)
Filing and Transfer Agent Fees	3,661		3,661
Interest and Bank Charges	18		18
General and Administration(i)	-		-

	15,879		15,879

LOSS BEFORE OTHER ITEMS	15,879		15,879

Foreign Exchange Gain (Loss)	91		91
Contingent Loss on Legal Claim (Note 5)	-		-

NET LOSS FOR THE PERIOD	15,970		15,970

The Statement of Operations, Comprehensive Loss and Deficit has been presented in accordance with the nature of the expenses incurred under IFRS.  Certain expenses which were presented on the face of the statements under Canadian GAAP have been combined under the caption of General and administration.  The adoption of IFRS did not have any numeric effect on these accounts.

March 31, 2010
(i)General and Administration	Canadian GAAP	Effect of Transition to IFRS	IFRS
Office and Telephone	-		-
Office and Warehouse Rent	-		-
	-	-	-

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 10 – FIRST-TIME ADOPTION OF IFRS (Continued)

The Statement of Operations, Comprehensive Loss and Deficit for the year ended December 31, 2010, under Canadian GAAP has been reconciled to IFRS as follows:

	Canadian GAAP $	Effect of Transition to IFRS	IFRS $

EXPENSES

Accounting, Audit and Legal	44,025	-	44,025
Advertising, Promotion and Website Development	16,500	-	16,500
Amortization	107	-	107
Bad Debt	5,900	-	5,900
Consulting and Investor Relations	148,050	-	148,050
Development Costs	3,480	-	3,480
Filing and Transfer Agent Fees	17,639	-	17,639
Interest and Bank Charges	283	-	283
General and Administration(i)	5,671	-	5,671
Travel and Automobile	9,177	-	9,177

	250,832	-	250,832

LOSS BEFORE OTHER ITEMS	(250,832)	-	(250,832)

Foreign Exchange (Loss) Gain	(9,917)	-	(9,917)
Net (Loss) Gain on Settlement of Debts	(13,332)	-	(13,332)
Write-Down Intangible Asset	(124,246)	-	(124,246)

NET LOSS FOR THE YEAR	(398,327)	-	(398,327)

The Statement of Operations, Comprehensive loss and Deficit has been presented in accordance with the nature of the expenses incurred under IFRS.  Certain expenses which were presented on the face of the income statement under Canadian GAAP have been combined under the caption of General and administration. The adoption of IFRS did not have any numeric effect on these accounts.

	March 31, 2010
(i)General and Administration	Canadian GAAP	Effect of Transition to IFRS	IFRS

Office and Telephone	1,036		1,036
Office and Warehouse Rent	4,635		4,635
	5,671	-	5,671

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 10 – FIRST-TIME ADOPTION OF IFRS (Continued)

The Statement of Cash Flows for the three-month period ended March 31, 2010, under Canadian GAAP has been reconciled to IFRS as follows:

	March 31, 2010
	Canadian GAAP	Effect of Transition to IFRS	IFRS
	$		$
Cash Provided BY (USED IN):

OPERATING ACTIVITIES	(15,970)	-	(15,970)

Net Loss for the Year

Non-Cash Items
Amortization	27	-	27

Changes in Non-Cash Working Capital Accounts
GST Recoverable	(340)	-	(340)
Accounts Payable and Accrued Liabilities	21,368	-	21,368

	5,085	-	5,085

FINANCING ACTIVITIES

Share Subscriptions Received	22,423	-	22,423
Advances from Related Parties	5,900	-	5,900

	28,323	-	28,323

INCREASE IN CASH	33,408	-	33,408

Bank Indebtedness, Beginning of the Period	(10,986)	-	(10,986)

Cash, End of the PERIOD	22,422	-	22,422

RAINCHIEF ENERGY INC.
Notes to the Condensed Interim Financial Statements
March 31, 2011
(Expressed in Canadian Dollars)

NOTE 10 – FIRST-TIME ADOPTION OF IFRS (Continued)

The Statement of Cash Flows for the year ended December 31, 2010, under Canadian GAAP has been reconciled to IFRS as follows:

	December 31, 2010
	Canadian GAAP	Effect of Transition to IFRS	IFRS
	$		$
Cash Provided BY (USED IN):

OPERATING ACTIVITIES

Net Loss for the Year	(398,327)		(398,327)

Non-Cash Items
Amortization	107		107
Bad Debt	5,900		5,900
Net Loss (Gain) on Settlement of Debts	13,333		13,333
Write-Down Intangible Asset	124,246		124,246

	(254,741)		(254,741)

Change in Non-Cash Working Capital Accounts	(12,880)		(12,880)

	(267,621)		(267,621)

FINANCING ACTIVITIES

Shares Issued for Cash, Net of Issuance Costs	279,227		279,227
Shares Subscription Advance	196,263		196,263

	475,490		475,490

INVESTING ACTIVITIES

Acquisition of Subsidiary	(25,646)		(25,646)

	(25,646)		(25,646)

INCREASE IN CASH	182,223		182,223

Bank Indebtedness, Beginning of the Year	(10,986)		(10,986)

Cash, End of the YEAR	171,237		171,237